EXHIBIT 99.7
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                           VIKING ENERGY ROYALTY TRUST

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY:

         Viking Energy Royalty Trust
         Suite 400, 330 - 5th Avenue S.W.
         Calgary, Alberta T2P OL4

2.       DATE OF MATERIAL CHANGE:

         July 22, 2005

3.       NEWS RELEASE

         A press release disclosing the material change was issued through CCN Matthews prior to markets opening on July 25, 2005.

4.       SUMMARY OF MATERIAL CHANGE:

         On July 25, 2005, Viking Energy Royalty Trust ("Viking") announced that its indirect wholly-owned subsidiary 1179082 Alberta Ltd. (the "Offeror"), had acquired approximately 94% of the outstanding common shares and class A convertible voting shares (collectively the "Krang Shares") of Krang Energy Inc. ("Krang"), pursuant to an offer (the "Offer") dated July 8, 2005 by the Offeror to acquire all of the outstanding Krang Shares for $3.35 in cash per share. The Offer expired at 3:00 p.m. (Calgary time) on July 22, 2005.

         Following the expiry time of the Offer, the Offeror subsequently acquired the remaining Krang Shares pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (Alberta).

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         THE OFFER

         On July 25, 2005, Viking announced that its indirect wholly-owned subsidiary, the Offeror, had acquired approximately 94% of the outstanding Krang Shares pursuant to the Offer to acquire all of the outstanding Krang Shares for $3.35 in cash per share. The Offer expired at 3:00 p.m. (Calgary time) on July 22, 2005.

         Following the expiry time of the Offer, the Offeror subsequently acquired the remaining Krang Shares pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (Alberta).

         The total cash amount required under the Offer to purchase all of the outstanding Krang Shares was approximately $136 million. Viking has also assumed Krang's bank debt and working capital deficiency currently estimated to be approximately $36 million. Viking satisfied the funding requirements for the Krang Shares and for repayment of the Krang debt from its undrawn credit facilities.

6.       RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102:

         Not Applicable

7.       OMITTED INFORMATION:

         Not Applicable

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8.       EXECUTIVE OFFICER:

         For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.

9.       DATE OF REPORT:

         DATED at Calgary, Alberta the 26th day of July, 2005.